Exhibit 99.1

ITW Reports First Quarter 2015 Financial Results

- **Diluted EPS of $1.21, up 20 percent**
- **Operating margin of 20.9 percent up 220 basis points; Enterprise Initiatives contributed 100 basis points**
- **Share repurchases of $1.6 billion in the first quarter**
- **Company updates full-year guidance**

GLENVIEW, Ill., April 21, 2015 (GLOBE NEWSWIRE) -- Illinois Tool Works Inc. (NYSE:ITW) today reported first quarter 2015 diluted earnings per share (EPS) from continuing operations of $1.21, which is 20 percent higher than the year-ago period. Reported EPS was $0.04 above the midpoint of company guidance despite $0.03 of incremental negative currency translation impact vs. the exchange rates in effect at the time the Company issued guidance for the first quarter 2015 on January 27, 2015. Organic revenue growth was up 1 percent in the quarter, reflecting lower demand in some of the company's equipment-related businesses and ongoing product line simplification (PLS) activities.

"Despite currency translation headwinds and a challenging capital spending environment, ITW delivered record first quarter operating margin and 20 percent EPS growth," said E. Scott Santi, president and chief executive officer. "This performance reflects the continued progress that our business teams around the world are making in executing our strategy and leveraging ITW's highly differentiated business model to its full potential. ITW is well positioned for another year of strong progress in 2015 and we remain solidly on track to deliver on our 2017 performance goals."

First quarter 2015 enterprise highlights*

- Organic revenue was up 1 percent, with both North America and International growing 1 percent. In North America, organic revenue growth was driven by continued strength in Automotive OEM and Food Equipment. Internationally, European and Asia Pacific organic revenues both increased 1 percent. As expected, the ongoing product line and customer base simplification activities associated with the portfolio management component of ITW's Enterprise Strategy reduced organic revenue growth by approximately 1 percentage point. Total revenues of $3.3 billion were down 6 percent due to the impact of foreign currency translation.
- Operating margin of 20.9 percent increased 220 basis points, with Enterprise Initiatives contributing 100 basis points.

First quarter 2015 segment highlights*

- Automotive OEM organic revenue growth of 7 percent outpaced first quarter worldwide auto builds of 1 percent. Organic revenues increased 13 percent in Europe, 3 percent in North America and 14 percent in China. Operating margin of 25.0 percent increased 170 basis points.
- Food Equipment's organic revenues increased 4 percent due to solid demand for equipment and service. Operating margin of 22.6 percent increased 400 basis points.
- Every one of the Company's segments delivered strong operating margin improvement. Polymers & Fluids improved margin by 340 basis points, Test & Measurement and Electronics was up 250 basis points, and Welding, Construction Products and Specialty Products improved margin by more than 120 basis points.

Guidance

The company is reducing its 2015 full-year EPS guidance by $0.15 to reflect current exchange rates. The updated EPS range is $5.00 to $5.20, an increase of 9 percent at the $5.10 midpoint. Organic revenue growth for the year is projected to be 1 to 2 percent, down slightly from the previous forecast due to a more challenging capital spending environment. Operating margin is projected to exceed 21 percent, and the Company expects stronger margin performance to offset modestly lower revenue expectations. For the second quarter 2015, the Company is expecting EPS to be in a range of $1.22 to $1.30. Organic revenue growth for the second quarter is forecast to be 1 to 2 percent.

*All comparisons are to the prior year period.

Forward-looking statement

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding organic and total revenue growth, impact of foreign currency translation, operating margins and diluted income per share from continuing operations. These statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's Form 10-K for 2014. The attached tables include a calculation of ROIC, a non-GAAP measure.

About ITW

ITW is a Fortune 200 global diversified industrial manufacturer of value added consumables and specialty equipment with related service businesses. The Company focuses on solid growth, improving profitability and strong returns across its worldwide platforms and divisions. These divisions serve customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's revenues totaled $14.5 billion in 2014.

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)

In millions except per share amounts		Three Months Ended March 31,			
		2015		**2014**	
Operating Revenues	$	3,342	$	3,569	
Cost of revenues		1,970		2,158	
Selling, administrative, and research and development expenses		616		682	
Amortization of intangible assets		59		62	
Operating Income		697		667	
Interest expense		(54)		(64)	
Other income (expense)		21		9	
Income from Continuing Operations Before Income Taxes		664		612	
Income Taxes		206		184	
Income from Continuing Operations		458		428	
Income from Discontinued Operations		—		45	
Net Income	$	458	$	473	
Income Per Share from Continuing Operations:					
Basic	$	1.22	$	1.01	
Diluted	$	1.21	$	1.01	
Income Per Share from Discontinued Operations:					
Basic	$	—	$	0.11	
Diluted	$	—	$	0.11	
Net Income Per Share:					
Basic	$	1.22	$	1.12	
Diluted	$	1.21	$	1.11	
Shares of Common Stock Outstanding During the Period:					
Average		376.6		421.9	
Average assuming dilution		379.2		425.0	

FREE OPERATING CASH FLOW (UNAUDITED)

In millions		Three Months Ended March 31,			
		2015		**2014**	
Net cash provided by operating activities	$	442	$	314	
Less: Additions to plant and equipment		(83)		(68)	
Free operating cash flow	$	359	$	246	

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
STATEMENT OF FINANCIAL POSITION (UNAUDITED)

In millions	March 31, 2015	December 31, 2014
Assets		
Current Assets:		
Cash and equivalents	$ 2,672	$ 3,990
Trade receivables	2,367	2,293
Inventories	1,187	1,180
Deferred income taxes	188	212
Prepaid expenses and other current assets	253	401
Total current assets	6,667	8,076
Net plant and equipment	1,624	1,686
Goodwill	4,498	4,667
Intangible assets	1,733	1,799
Deferred income taxes	278	301
Other assets	1,137	1,149
	$ 15,937	$ 17,678
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 1,708	$ 1,476
Accounts payable	670	512
Accrued expenses	1,083	1,287
Cash dividends payable	179	186
Income taxes payable	96	64
Deferred income taxes	8	8
Total current liabilities	3,744	3,533
Noncurrent Liabilities:		
Long-term debt	5,845	5,981
Deferred income taxes	380	338
Other liabilities	986	1,002
Total noncurrent liabilities	7,211	7,321
Stockholders’ Equity:		
Common stock	6	6
Additional paid-in-capital	1,102	1,096
Income reinvested in the business	17,453	17,173
Common stock held in treasury	(12,357)	(10,798)
Accumulated other comprehensive income	(1,226)	(658)
Noncontrolling interest	4	5
Total stockholders’ equity	4,982	6,824
	$ 15,937	$ 17,678

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
ADJUSTED RETURN ON AVERAGE INVESTED CAPITAL (UNAUDITED)

Dollars in millions		Three Months Ended March 31,		
		2015		**2014**
Operating income	$	697	$	667
Tax rate		31.0%		30.0%
Income taxes		(216)		(200)
Operating income after taxes	$	481	$	467
Invested capital:				
Trade receivables	$	2,367	$	2,563
Inventories		1,187		1,298
Net assets held for sale		—		1,579
Net plant and equipment		1,624		1,699
Goodwill and intangible assets		6,231		6,829
Accounts payable and accrued expenses		(1,753)		(1,893)
Other, net		207		580
Total invested capital	$	9,863	$	12,655
Average invested capital	$	10,077	$	12,545
Adjustment for Wilsonart (formerly the Decorative Surfaces segment)		(130)		(161)
Adjustment for Industrial Packaging		—		(1,521)
Adjusted average invested capital	$	9,947	$	10,863
Annualized adjusted return on average invested capital		19.3%		17.2%